Exhibit 99.1

Proxy Statement Proposal

RESOLVED: the Stockholders request that the Board take the necessary steps to amend the Bylaws so that when Board elections are contested, with more nominees than open seats, a plurality of the votes cast will be sufficient for election.

Supporting Statement

Fellow Stockholders:

Our Fund has traded at a persistent discount to net asset value, averaging -16% for the last three years. This represents an unacceptable loss for all investors. MGU's offering prospectus recognized that such discounts might not be in our interest. It told investors that the Board might consider "open market repurchases, tender offers for Common Shares or other programs intended to reduce the discount", but gave "no guarantees or assurances" that the Board would act. Not surprisingly, our Board has failed to take any action to combat the discount, remaining inert despite the loss of value for stockholders that at one point reached an astounding market discount of -28.8%.

I believe that this indifference to stockholder concerns stems from undemocratic election procedures that protect incumbent Directors from competition. Our Fund's current Bylaws, which only the Board can change, say that election of a Director requires the affirmative vote of an absolute majority of all shares outstanding, not just those present or voting by proxy. In contested elections, this participation level is virtually impossible to reach in closed-end funds.  Accordingly, this undemocratic rule allows incumbents to stay in office even if they lose.

For example, suppose 45% of MGU's stockholders vote for a challenger, 30% vote for an incumbent and 25% don't return their proxies. The result is that no one has been elected, which means that the (defeated) incumbent can "hold over", staying on the Board because no successor was chosen by over 50% of all outstanding shares. This discourages potential challengers, who know that they can be denied victory even if they win 60% or more of all ballots cast. This unfair rule may produce corporate election outcomes that disregard the will of stockholders.

There is a better way. The corporate governance guidelines of the Council of Institutional Investors (a nonprofit association representing pension funds and charities that together hold assets over $3 trillion) provide that: "In contested elections, plurality voting should apply." RiskMetrics Group/ISS, a leading proxy advisory firm, agrees: a plurality vote standard should be used when there are more candidates than board seats. And since RiskMetrics/ISS is the firm that MGU's own investment manager has hired to provide proxy voting recommendations for the companies in MGU's portfolio, it is time for our Fund to bring its own procedures in line. Directors who respond to stockholder concerns do not need undemocratic protections, and MGU should uphold for itself the same governance standards it applies to the companies in which it invests.

Your vote for this resolution would serve as a "wake-up" call to the Board, and I respectfully ask for your support.